

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

<u>Via E-mail</u>

Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
Glimcher Realty Trust
180 East Broad Street
Columbus, Ohio 43215

> **Re: Glimcher Realty Trust**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 001-12482**

Dear Mr. Yale:

We have reviewed your response letter dated April 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparable NOI Growth – Years Ended December 31, 2012 to December 31, 2011, page 36

1. We have considered your response to our prior comment 2. Please provide us with a more detail description of how discontinued operations is treated in your calculation of comparable NOI. Given that your calculation starts with operating income (before discontinued operations), explain to us why it is necessary to include discontinued operations in your adjustments for depreciation and amortization, general and administrative expense and straight-line rents. Additionally, explain to us how you determined that the operations of certain properties classified within discontinued operations would still be considered comparable.

Portfolio Data

Leasing Results, page 56

2. We have reviewed your response to our prior comment 4. Please confirm for us that the new lease data reflected in the leasing results section of your MD&A has been adjusted for tenant concessions and free rent periods.

Financial Statements

Consolidated Statements of Cash Flows, page 76

3. We have considered your response to our prior comment 5. Please confirm for us that you will revise your Statement of Cash Flows presentation in future filings to separately present cash outflows related to development projects, redevelopment and renovation projects, leasing costs and other capital additions.

Notes to Consolidated Financial Statements

11. Investment in and Advances to Unconsolidated Real Estate Entities, page 94

4. For each unconsolidated real estate entity, please provide us with the company's analysis of whether the specific entity meets the definition of a VIE in accordance with ASC Topic 810-10-15. Additionally, to the extent you have determined any entity is a VIE, please provide us with your primary beneficiary analysis for that entity

13. Related Party Transactions

Leasing Activity, page 97

5. We have reviewed your response to our prior comment 7. Please provide us with an example of the disclosure you plan to include in future filings and explain to us how the proposed disclosure complies with ASC Topic 850-10-50-5.

14. Commitments and Contingencies, page 98

6. We have read your response to our prior comment 8. Please address the following related to your guarantee agreement with the New Jersey Economic Development Authority:

- Please provide us with the precise payment terms of the agreement and tell us whether any amounts have been received from the New Jersey Economic Development Authority to date.
- Explain to us how you have determined the amount you expect to collect from the New Jersey Economic Development Authority.
- Tell us whether you have received any indication from the New Jersey Economic Development Authority of actual excess assessments collected by the city above the specified annual levels.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief